May 23, 2011

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Ruairi Regan
Mr. Daniel Morris

Re:	Freescale Semiconductor Holdings I, Ltd.
Filed on Form S-1
Registration No. 333-172188

Ladies and Gentlemen:

In connection with the above-captioned Registration Statement, we wish to advise you that between May 9, 2011 and the date hereof, we have distributed 5,626 copies of the Preliminary Prospectus dated May 9, 2011 to institutional investors, retail investors, underwriters, dealers, brokers and others.

We have been informed by the participating underwriters that they will comply with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934.

We hereby join in the request of the registrant that the effectiveness of the above-captioned Registration Statement, as amended, be accelerated to 4:00 p.m., EDT, on May 25, 2011 or as soon thereafter as practicable.

[Signature Pages Follow]

Very truly yours,

CITIGROUP GLOBAL MARKETS INC.

DEUTSCHE BANK SECURITIES INC.

As Representatives of the

several Underwriters

CITIGROUP GLOBAL MARKETS INC.

By:	/s/ Miguel Micheltorena
Name: Miguel Micheltorena
Title: Director

[Signature Page to the Underwriters’ Acceleration Request Letter]

DEUTSCHE BANK SECURITIES INC.

By:	/s/ John Reed
Name: John Reed
Title: Director

By:	/s/ Frank Windels
Name: Frank Windels
Title: Director

[Signature Page to the Underwriters’ Acceleration Request Letter]